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                                                File No. 70-9373


                  SECURITIES AND EXCHANGE COMMISSION

                         Washington, DC  20549


                          AMENDMENT NO. 2 TO

                               FORM U-1

                      APPLICATION OR DECLARATION

                                 UNDER

            THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                      THE POTOMAC EDISON COMPANY
                         10435 DOWNSVILLE PIKE
                       HAGERSTOWN, MD 21740-1766

 (Name of company or companies filing this statement and addresses of principal executive offices)


                        Allegheny Energy, Inc.

  (Name of top registered holding company parent of each applicant or declarant)


                       Thomas K. Henderson, Esq.
                            Vice President
                        Allegheny Energy, Inc.
                         10435 Downsville Pike
                      Hagerstown, MD  21740-1766

                (Name and address of agent for service)










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     The Potomac Edison Company hereby amends the first paragraph of
Item 1 as follows:

1.   Description of Proposed Transaction.


          The Potomac Edison Company ("Potomac Edison"), a public

utility subsidiary of Allegheny Energy, Inc. ("Allegheny"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), requests authority, through December 31, 2001, to spend up to $250,000 to engage in preliminary development activities in connection with entering into a joint venture ("JV") with an experienced real estate developer.  These preliminary activities would include, but not be limited to, negotiations with real estate developers, preliminary engineering and licensing activities, contract drafting and negotiation, consultations with tax, legal and other professionals, and other necessary activities.  The activities of the proposed JV would be limited to the development, lease and/or sale of a certain parcel of land located adjacent to Potomac Edison's and

Allegheny's headquarters in Hagerstown, Maryland (the "Property") owned by Potomac Edison.  The Property was originally purchased by Potomac

Edison primarily for utility purposes, but such use is no longer planned for the Property.  Potomac Edison desires to explore development of the Property, with the assistance of a developer-

partner, into a business and technology park.

                                   THE POTOMAC EDISON COMPANY




                                   By:  ________/s/_____________
                                        Kathy L. Mitchell
                                        Counsel

DATE:  February 4, 1999